SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.1) *

Under the Securities Exchange Act of 1934

CarGurus, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

141788109
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	141788109

1	NAME OF REPORTING PERSON Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, Manulife Investment Management (US) LLC, Manulife Investment Management Limited and Manulife Investment Management (Hong Kong) Limited.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

See line 9 above.

12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS

CUSIP No.	141788109

1	NAME OF REPORTING PERSON Manulife Investment Management (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

7,112,128

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

7,112,128

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,112,128
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.78%

12	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS

CUSIP No.	141788109

1	NAME OF REPORTING PERSON Manulife Investment Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

45,423

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

45,423

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,423
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.05%

12	TYPE OF REPORTING PERSON*

FI

*SEE INSTRUCTIONS

CUSIP No.	141788109

1	NAME OF REPORTING PERSON Manulife Investment Management (Hong Kong) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

1209

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

1209

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1209
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12	TYPE OF REPORTING PERSON*

FI

*SEE INSTRUCTIONS

Item 1(a)	Name of Issuer:
CarGurus, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
2 Canal Park, 4th Floor Cambridge, MA, 02141

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiaries, Manulife Investment Management (US) LLC ("MIM (US)"), Manulife Investment Management Limited ("MIML"), and Manulife Investment Management (Hong Kong) Limited (“MIM (HK)”).

Item 2(b)	Address of Principal Business Office:
The principal business offices of MFC and MIML are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MIM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.
The principal business office of MIM (HK) is located at 16/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Item 2(c)	Citizenship:
MFC and MIML are organized and exist under the laws of Canada.
MIM (US) is organized and exists under the laws of the State of Delaware.
MIM (HK) is organized and exists under the laws of Hong Kong.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
141788109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	MIM (US):	(e) (X)	an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	MIML:	(j) (X)	a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

	MIM (HK):	(j) (X)	a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a) Amount Beneficially Owned: MIM (US) has beneficial ownership 7,112,128 shares of Common Stock, MIML has beneficial ownership of 45,423 shares of Common Stock, and MIM (HK) has beneficial ownership of 1,209 shares of Common Stock. Through its parent-subsidiary relationship to MIM (US), MIML, and MIM (HK), MFC may be deemed to have beneficial ownership of these same shares.

(b) Percent of Class: Of the 91,447,156 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-K filed by the issuer with the Securities and Exchange Commission on November 5, 2019, MIM (US) held 7.78%, MIML held 0.05%, and MIM (HK) held 0.00%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: MIM (US), MIML, MIM (HK) each has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by each of them.

(ii) shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of:
MIM (US), MIML, and MIM (HK) each has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to MIML, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Susie Rafael
	Name:	Susie Rafael
Dated: January 24, 2020	Title:	Agent*

Manulife Investment Management (US) LLC

	By:	/s/ Paul Donahue
	Name:	Paul Donahue
Dated: January 27, 2020	Title:	Chief Compliance Officer

Manulife Investment Management Limited

	By:	/s/ Christopher Walker
	Name:	Christopher Walker
Dated: January 22, 2020	Title:	Chief Compliance Officer

Manulife Investment Management (Hong Kong) Limited

	By:	/s/ Michael Dommermuth
	Name:	Michael Dommermuth
Dated: February 10, 2020	Title:	Head of Wealth and Asset Management Asia

* Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Investment Management (US) LLC, Manulife Investment Management Limited, and Manulife Investment Management (Hong Kong) Limited agree that the Schedule 13G (Amendment No.1) * to which this Agreement is attached, relating to the Common Stock of CarGurus, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Susie Rafael
	Name:	Susie Rafael
Dated: January 24, 2020	Title:	Agent*

Manulife Investment Management (US) LLC

	By:	/s/ Paul Donahue
	Name:	Paul Donahue
Dated: January 27, 2020	Title:	Chief Compliance Officer

Manulife Investment Management Limited

	By:	/s/ Christopher Walker
	Name:	Christopher Walker
Dated: January 22, 2020	Title:	Chief Compliance Officer

Manulife Investment Management (Hong Kong) Limited

	By:	/s/ Michael Dommermuth
	Name:	Michael Dommermuth
Dated: February 10, 2020	Title:	Head of Wealth and Asset Management Asia

* Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.